[Capital One Financial Corporation Letterhead]

June 22, 2006

CONFIDENTIAL TREATMENT REQUESTED BY

CAPITAL ONE FINANCIAL CORPORATION

Lisa Haynes

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital One Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Amended Form 10-K for the Fiscal Years Ended December 31, 2005 and 2004
Amended Form 10-Q for the Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005
File No. 001-13300

Ladies and Gentlemen:

On behalf of Capital One Financial Corporation (the “Company”), and pursuant to the Staff’s letter dated June 1, 2006, commenting on their review of the above-referenced financial statements and disclosures (“Comment letter”), please find enclosed herewith for filing, the Company’s corresponding responses and supplemental information. Capitalized terms not defined herein have the meanings set forth in the above referenced statements.

Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for a portion of its response to Comment 6. The Company requests that this portion, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the staff receives a request for access to the confidential portion herein, whether pursuant to FOIA or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned with a copy to Polly Nyquist in the Company’s Legal Department.

CONFIDENTIAL TREATMENT REQUESTED BY

CAPITAL ONE FINANCIAL CORPORATION

Form 10-K for the fiscal year ended December 31, 2005

Note 1—Significant Accounting Policies

Loan Securitizations, page 79

Comment No. 1

We note your response to comments 1 and 2 of our letter dated April 20, 2006. We do not believe that in order for a newly originated or acquired receivable to be classified as held for sale in accordance with SOP 01-6, management must have a commitment to sell such loan upon origination or acquisition. We believe that the guidance in paragraph 8(a) of SOP 01-6 indicates that newly originated or acquired receivables should be classified as held for investment (or not held for sale) only when management has the intent and ability at origination to hold the loans receivable for the foreseeable future or until maturity or payoff. We do not believe that there are specific criteria or bright line tests for determining when management has formed the intent to hold newly originated or acquired receivables. Like other intent-based determinations, we believe whether or not management has an intention to hold should be based on management’s expectations at the time.

Please tell us how management determined in 2003, 2004 and 2005 that it had the intent to hold all newly originated and acquired receivables (except for certain mortgage loans classified as held for sale as described in your response letter) for the foreseeable future.

Response:

The Company agrees that management’s intent and ability to hold loan receivables for the foreseeable future or until maturity or payoff is an important consideration in order to determine the appropriate classification of loans reflected in the balance sheet. Given the complex nature of revolving securitization structures it is important to first understand the characteristics of the assets securitized, the securitization structures utilized, and the timing and use of revolving cash flows by the Company before a determination can be made as to the appropriate classification of loans in accordance with SOP 01-06.

The Company’s primary source of securitization activity involves our auto loan and credit card loan portfolios:

Auto: The Company’s auto loan securitizations are generally structured as secured borrowings and do not meet the sale criteria under SFAS 140. It is the Company’s intent that all future auto securitizations will continue to be structured as secured

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CONFIDENTIAL TREATMENT REQUESTED BY

CAPITAL ONE FINANCIAL CORPORATION

borrowings and as such auto loans reported in our balance sheets have been appropriately classified as “held for investment” in accordance with SOP 01-06.

Credit Card Loans: The Company’s credit card securitizations are structured as off-balance sheet transactions and are accounted for as sales in accordance with SFAS 140. At December 31, 2005, the Company had $45.7 billion in off-balance sheet securitizations and credit card securitizations represent approximately 87% of these balances. The Company’s credit card securitizations are revolving in nature. As discussed in more detail below, future securitization volumes are heavily dependent on new purchases (loans) from credit card accounts transferred into the securitization structure and much less dependent on loans related to accounts outside of the securitization structure. As such credit card loans reported in our balance sheets for which the Company does not have the intent or ability to hold for the foreseeable future or until maturity or payoff is not material for separate “held-for-sale” classification.

Revolving Nature of Credit Card Securitization Structures:

For credit card securitizations, specific accounts are identified and transferred into a wholly-owned special purpose entity (“SPE”) and the principal balances related to these accounts are securitized and for accounting purposes treated as sold in accordance with SFAS 140 (the “external invested balance”). Credit card securitization transactions involve the sale of short-term loans, with weighted average lives of 3.5 months, backing long-term debt, with maturities of 3-5 years. The revolving feature of credit card securitizations requires new principal balances to be securitized in order to continue to support the existing level of external debt. A revolving securitization structure is dependent on new purchase activity on the credit card accounts previously transferred to the SPE to replenish the external invested balances that have amortized due to customer payments, charge-offs, balance transfers, etc. It is important to note that the subsequent replenishment of the external invested balance is primarily from new purchases on the accounts previously transferred into the securitization structure and not from credit card loan balances held on-balance sheet at year end.

Only new issuances of external debt result in an incremental increase in the external invested balance. Additional credit card accounts are transferred to the SPE and the principal receivables related to the accounts are securitized to increase the external invested balances. Based on the above, we believe that only credit card loans held on balance sheet and used to increase the external invested balances should be considered for “held-for-sale” classification in accordance with SOP 01-6. In the table below, external invested balances associated with our Master Trust credit card securitization program as of December 31, 2005, 2004 and 2003 have been compared to external invested balances at March 31, 2006, 2005 and 2004 to reflect the additional growth during the 3 month period (foreseeable future as discussed in our response to comment 2 below) following the respective balance sheet dates:

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CONFIDENTIAL TREATMENT REQUESTED BY

CAPITAL ONE FINANCIAL CORPORATION

(Dollars in Thousands)

Year Ended December 31,	2005	2004	2003
Master Trust Externally Invested Balance*	31,809,572	30,581,947	27,334,654

3 Month Period Ended, March 31	2006	2005	2004
Master Trust Externally Invested Balance*	31,677,572	30,756,947	28,144,654

Issuances (including substitutions for Maturities)	2,400,000	175,000	1,300,000
Maturities	(2,532,000)	—	(490,000)

Net Issuances	(132,000)	175,000	810,000

% of Reported Loans, at year end	-0.22%	0.46%	2.47%

*	Master Trust represents our largest credit card securitization program and thus, we have limited our analysis to this structure.

The above analysis clearly shows that credit card loans held on-balance sheet at December 31, 2005, 2004 and 2003 and subsequently sold to increase the external invested balance during the 3 month period after the balance sheet dates are not material for separate “held-for-sale” classification in our financial statements.

Comment No. 2

As a related matter, please tell us the terms and characteristics of loans which have been historically securitized and a quantification of the time period you consider to be the “foreseeable future” when making the determination to classify loans as either held for investment or held for sale.

Response:

We believe that the foreseeable future for a credit card receivable is relatively short and is based on the weighted average life of the receivable balance. Based on customer payment history, our credit card receivables have a life of 7-8 months and a weighted average life of 3.5 months. Accordingly, classification of credit card receivables as “held-for-sale” would only be applicable for securitization activity planned or initiated during the 3 month period after the respective balance sheet date. Securitization activity forecasted beyond 3 months would include new balances that are not currently in our reported loans.

Capital One Confidential

CONFIDENTIAL TREATMENT REQUESTED BY

CAPITAL ONE FINANCIAL CORPORATION

Comment No. 3

Provide us with an explanation that reconciles your considerations regarding your intent to hold all newly originated and acquired receivables for the foreseeable future with your history of securitizing a significant portion of loans originated and your disclosure on page 54 that you have used the securitization of consumer loans as a significant source of liquidity. Tell us how your intent is reflected in internally prepared budgets, forecasts, and liquidity plans.

Response:

The Company’s funding plan as it relates to securitization activity is adjusted each quarter and is based on many factors and assumptions including anticipated future loan growth, attrition, maturity of existing issuances and other funding sources. Accordingly, the forecasted transaction may include credit card balances currently reported in the balance sheet but also include balances that will be subsequently originated and not in our reported loan balances at the respective balance sheet date.

As discussed in our response to comments 1 and 2, we believe that only new issuances that increase the external invested amounts should be considered for the “held-for-sale” classification and that the foreseeable future for securitization activity is limited to 3 months after the respective balance sheet date.

Although the Company has a history of securitizing loans, the Company believes that we have appropriately classified loans as “held for investment” in accordance with SOP 01-6 due to (1) the short-term nature of the assets, (2) the revolving nature of the securitization structures and the complexity involved with determining whether a forecasted securitization includes receivable balances outstanding at the balance sheet date or includes future purchases, and (3) increases in external invested balances during the 3 month period following the balance sheet date is immaterial to our financial statements.

Note 14—Income Taxes, page 101

Comment No. 4

We note your response to comment 9 from our letter dated April 20, 2006. In addition to the proposed future filing revisions that you describe in your May 3, 2006 response letter, please also revise future filings to clarify that the deferred tax liability line item currently captioned as “deferred revenue” represents temporary differences associated with tax treatment of credit card income (which is not deferred for US GAAP purposes).

Capital One Confidential

CONFIDENTIAL TREATMENT REQUESTED BY

CAPITAL ONE FINANCIAL CORPORATION

Response:

We will revise future filings to clarify that the deferred tax liability line item for “deferred revenue” represents temporary differences associated with tax treatment of credit card income and is not associated with deferred revenue for GAAP purposes.

Note 22—Derivative Instruments and Hedging Activities, page 112

Comment No. 5

We note based on your response to comment 12 from our letter dated April 20, 2006, that as of December 31, 2005, you used the short-cut method of effectiveness testing for cash flow and fair value hedges with notional amounts of $3.722 billion and $3.737 billion, respectively. In the interest of helping us to more fully understand how you account for your hedging activities, please tell us the specific asset or liability being hedged and corresponding principal amount hedged for each type of cash flow and fair value hedge where effectiveness was measured using the short-cut method as of December 31, 2005.

Response:

As requested, we have provided the table below which more fully describes the specific assets/liabilities hedged and the corresponding principal amounts for each type of cash flow hedge and fair value hedge where the Company measured effectiveness under the short-cut method as of December 31, 2005.

Comment No. 6

As a related matter, for each type of short-cut cash flow and fair value hedge involving a different category of hedged assets or liabilities (e.g. junior subordinated debentures, prime-based loans, brokered certificates of deposit), please tell us how you considered the criteria of paragraph 68 of SFAS 133 in determining it was appropriate to use the shortcut method to assess hedge effectiveness. Please specifically address how you considered any unusual features associated with the hedged asset or liability (such as interest rate deferral options on junior subordinated debentures or commissions paid on brokered certificates of deposit) in determining that use of the short-cut method was appropriate. In the interest of clarity, please consider presenting your response in a tabular format.

Capital One Confidential

CONFIDENTIAL TREATMENT REQUESTED BY

CAPITAL ONE FINANCIAL CORPORATION

Response:

As shown in the table below, we have considered all the appropriate criteria of paragraph 68 of SFAS 133 to determine whether it is appropriate to use the short-cut method to assess hedge effectiveness. In all circumstances, the Company has received and reviewed all the appropriate documentation for the hedged item and the derivative instrument to ensure that there are no unusual features that would prohibit the Company from using the short-cut method. Specifically, you asked for us to describe how we considered the deferral options on junior subordinated debentures, prime-based loans and commissions paid on brokered certificates of deposit:

Junior Subordinated Debt

The Company has relied on SFAS 133 Derivatives Implementation Issue E6 (“DIG Issue E6”) as support for the short-cut method with regards to the deferral option on the junior subordinated debentures. DIG Issue E6 specifically states that any provision in a debt instrument that gives the debtor or creditor the right to cause the prepayment of debt contingent upon the occurrence of a specific event that is related to the debtor’s credit deterioration should not be considered a prepayment provision that would prohibit short-cut treatment under paragraph 68(d) of SFAS 133.

We view the deferral option as a feature of benchmark interest rate risk in that the marketplace views this feature a deferral contingency tied to credit deterioration (e.g., failure to make timely payments). As noted above, the principles outlined in DIG Issue E6 do not prohibit short-cut treatment if creditor’s have contingent prepayment options that permit the creditor to accelerate the maturity of the debt in the event of credit deterioration. As such, a deferral option in principal is akin to the prepayment provision except that it is a delay in payments prompted by credit deterioration. There would be no other reason we would invoke the deferral option. Additionally, there is no probability that the Company will defer payments under the deferral option at the time the debt is issued. DIG Issue E6 also states that any instrument that is prepayable at fair value does not have value and thus, does not prohibit short-cut treatment. Once again, the deferral option requires the Company to pay interest in arrears on a cumulative basis which equals fair value and does not prohibit short-cut treatment. With regards to the timing of payments on the debt compared to the timing of payments on the derivative instrument, paragraph 31 of SFAS 133 states that amounts stored in accumulated other comprehensive income are not reclassified into earnings until the hedged transaction affects earnings. We will continue to accrue and recognize interest in the income statement during the deferral period and thus, there is no ineffectiveness created due to the timing of when payments are made.

In addition to the deferral option, the junior subordinated debt has a call option which was considered under paragraph 68(d) of SFAS 133. The junior

Capital One Confidential

CONFIDENTIAL TREATMENT REQUESTED BY

CAPITAL ONE FINANCIAL CORPORATION

subordinated debt has a term of 30 years, and is prepayable, at the option of Capital One, after a period of 10 years (Feb, 2007). The Company entered a cash flow hedge using an interest rate swap with a 10 year term (matures in Feb 2007) and thus, the terms of the hedged item match the terms of the swap and meet the criteria under paragraph 68(d) for short-cut treatment.

[***]*

* Confidential Treatment Requested by the Company. A portion of the information requested by the Staff in Comment No. 6 is confidential. Accordingly, the Company’s complete response will be provided separately pursuant to 17 C.F.R. § 200.83. The confidential portion will be provided supplementally to the Staff in hard copy only.

Prime-based Loans

With regards to prime-based loans, the Company does not currently have any hedging relationships tied to prime-based loans.

Brokered Certificates of Deposit

With regards to commissions paid on brokered certificates of deposit, the Company only hedges the par value of the certificates of deposit. The fair value of the derivative instrument was zero at inception and no upfront payments were made. We did not attempt to design the derivative to make ourselves whole for any discounts associated with the Brokered CDs or for any commissions paid to the brokers.

However, the brokered CDs have a death put option; whereby the CD is put back to Capital One if the holder dies. DIG issue E6 indicates that terms related to either the debtor’s or creditor’s death should not be considered prepayment provisions under the provisions of paragraph 68(d). The swaps on the CDs do not have any other terms that are not typical or that invalidate the assumption of no ineffectiveness.

Capital One Confidential

CONFIDENTIAL TREATMENT REQUESTED BY

CAPITAL ONE FINANCIAL CORPORATION

(Dollars in Thousands)

	Cash Flow Swaps		Fair Value Swaps
	Junior Subordinated Debt	Auto Loan Securitization Debt	Bank Notes	Brokered Certificates of Deposits	US Treasury	US Agency
Principal Amount	100,000	3,622,195	3,173,500	263,449	150,000	150,000

Fair Value at 12/31/05	(1,338)	45,557	(34,834)	(864)	2,659	2,291

SFAS 133, paragraph 68 criteria

Notional and Principal amount matches	Yes	Yes	Yes	Yes	Yes	Yes

Fair value of swap is zero at inception	Yes	Yes	Yes	Yes	Yes	Yes

Formula for computing net settlements is the same for each net settlement	Yes	Yes	Yes	Yes	Yes	Yes

Hedged item is not prepayable or there is a mirror option in the swap	Note 1	Yes	Yes	Note 1	Yes	Yes

Variable index on the swap matches the benchmark interest rate	Yes	Yes	Yes	Yes	Yes	Yes

Other terms are typical of those instruments and do not invalidate the assumption of no ineffectiveness	Note 1	Yes	Yes	Note 1	Yes	Yes

Expiration date of the swap matches the maturity date of the hedged item	N/A	N/A	Yes	Yes	Yes	Yes

There are no floors or caps on the variable rate of the swap	N/A	N/A	Yes	Yes	Yes	Yes

The interval between repricings of the variable rate on the swap are frequent (less than six months)	N/A	N/A	Yes	Yes	Yes	Yes

All interest receipts and payments on the variable rate of the hedged item are designated as hedged during the term of the swap and no payments beyond the term of the swap are designated as hedged	Yes	Yes	N/A	N/A	N/A	N/A

There are no floors of caps on the variable rate of the swap unless there is a comparable floor or cap on the hedged item	Yes	Yes	N/A	N/A	N/A	N/A

The repricing dates match those of the variable rate hedged item	Yes	Yes	N/A	N/A	N/A	N/A

Note 1: See response to question #6

Capital One Confidential

CONFIDENTIAL TREATMENT REQUESTED BY

CAPITAL ONE FINANCIAL CORPORATION

Please contact me at (804)290-2739, or Gary Perlin, Chief Financial Officer, at (703)720-1080, to discuss the issues addressed in this letter.

Sincerely,

/s/ F. Aubrey Thacker
F. Aubrey Thacker Senior Vice President

Capital One Confidential